EXHIBIT 1

DATE: OCTOBER 30, 2008

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.
                                  PC 520021924
                                  ("THE BANK")

                          SHAREHOLDER'S WRITTEN BALLOT
 ACCORDING TO THE COMPANIES REGULATIONS (VOTING IN WRITING AND POSITION PAPERS)
                      5766-2005 ("THE VOTING REGULATIONS")

PART ONE:

1.   COMPANY NAME: INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

2.   MEETING TYPE, DATE AND LOCATION:

     We hereby give notice of the convening of a rescheduled class meeting of the Bank's D and DD shareholders to take place on Thursday, November 6, 2008, at 10:30 AM, at the offices of Herzog, Fox, Neeman - Advocates, 4 Weizman St. Tel Aviv, Israel, on the agenda being the approval of the Arrangement Plan, including the trust agreement, as detailed in Section 3 below.

3. DETAILS OF THE TRANSACTION ON THE AGENDA, ABOUT WHICH VOTES MAY BE CAST BY WRITTEN BALLOT:

     The approval of a settlement and arrangement plan between the Bank and its shareholders in accordance with Section 350 of the Companies Law 5769-1999 ("THE COMPANIES LAW"), attached as APPENDIX A to the Immediate Report published by the Bank on September 25, 2008 ("THE ARRANGEMENT PLAN"), in accordance with the terms detailed therein, including the trust agreement attached as Appendix B to said Immediate Report.

4.   TEXT OF THE PROPOSED RESOLUTION:

     To approve the Arrangement Plan between the Bank and its shareholders in accordance with Section 350 of the Companies Law, attached as APPENDIX A to the Immediate Report published by the Bank on September 25, 2008, in accordance with the terms detailed therein, including the trust agreement attached as APPENDIX B to said Immediate Report.

5.   REVIEWING DOCUMENTS:

     Each Bank shareholder may review this Report, and any document mentioned in this Report, at the Bank's offices at 82 Menachem Begin St. Tel Aviv, Israel, by prior appointment with the Bank Secretary, Natan Atlas, Adv. (phone: 972-3-6272796), from Sunday to Thursday, during regular work hours, starting November 2, 2008 until the convening of the class meeting.

6.   LEGAL QUORUM AND THE REQUIRED MAJORITY NEEDED TO APPROVE THE PROPOSED
     TRANSACTION:

     In accordance with the provisions of Section 350 of the Companies Law, the majority needed for the class meeting for the approval of the Arrangement Plan is a majority of number of shareholders participating in the vote, with the exception of abstentions, holding 75% of the value represented in the voting.

     In accordance with the provisions regarding the gathering of class meetings included in the Arrangement Plan, at least two shareholders, present in person or via agent or by ballot, and holding or representing at least one third (33.3%) of the value of shares entitled to participate in the class meeting, with the exception of the value of the holdings of the State of Israel of shares relating to the meeting in question - shall be considered a legal quorum. In class meeting the represented value shall be determined as follows: $100 U.S. for each Preference D share; and $1,000 U.S. for each Preference DD share.

7. VALIDITY OF THE WRITTEN BALLOT AND THE LAST DATE TO SUBMIT A WRITTEN BALLOT AND POSITION PAPERS

     The vote on the matter of the decision described above, which is on the agenda, shall be carried out using Part Two of the written ballot attached to the summons to the meetings, as published on the distribution site of the Securities Authority - www.magna.isa.gov.il. In addition, the shareholder may approach the Bank directly and receive the text of the written ballot. The last date to submit the written ballot, and the documents to be attached to it as detailed below, is 72 hours before the voting. In this regard, the "submission date" is the date on which the written ballots and attached documents arrived at the Bank's offices.

     The last date to submit the position papers by Bank shareholders was October 12, 2008. Until that date, no position papers were submitted to the Bank.

     The Bank shall send its shareholders, as listed in the stockholders register, a copy of each position paper which includes the reply from the Board of Directors, on the day it is issued to the Securities Authority and the Stock Exchange.

     A written ballot shall be valid only if the following documents are attached to it: for listed shareholders(1) - a copy of their ID card, passport or certificate of incorporation. Any written ballot submitted without the above shall be considered invalid.

8.   THE BANK'S ADDRESS FOR WRITTEN BALLOTS DELIVERY:

     at the Bank's offices at 82 Menachem Begin Rd., Tel Aviv, Israel.

9.   VOTING ON-LINE:

     the Bank does not permit voting via the internet.

10. ADDRESS OF THE DISTRIBUTION SITE OF THE SECURITIES AUTHORITY AND THE WEBSITE OF THE TEL AVIV STOCK EXCHANGE LTD., ON WHICH THE WRITTEN BALLOTS AND POSITION PAPERS ARE POSTED:

     Distribution site of the Securities Authority: www.magna.isa.gov.il. Tel Aviv Stock Exchange Ltd. Website: http://maya.tase.co.il.

11.  REVIEWING WRITTEN BALLOTS:

     One or more shareholder holding, on the Record Date, Bank shares at a rate equal to five percent (5%) or more of the value of shares granting the right to participate in a class meeting (with the exception of the holdings of the State of Israel holding relating to the meeting in question), with the value of the Group D Shares calculated as per Section 6 above(2), may, in person or via an agent, after the meeting convenes, review the written ballots which arrived at the Bank, at the Bank's registered office, during regular work hours,

     The Court may, at the request of a shareholder not holding the aforementioned rate on the Record Date, instruct the Bank to permit the shareholder to review the written ballots, in whole or in part, under conditions so determined.

12.  RESCINDING A WRITTEN BALLOT

     A shareholder may, up to twenty four (24) hours before the convening of the meeting, approach the Bank's registered office, and after proving his identity to the satisfaction of the Bank Secretary or any other employee to which the task is entrusted, withdraw his written ballot and confirmation of ownership, or cancel his vote; in the event that he so acts, the shareholder may only vote in the meeting itself.

     Shareholders shall mark their votes in matters on the agenda on Part Two of this written ballot.

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(1)  A shareholder listed in the Bank's stockholders register.

(2) In class meetings of Group C Shares and Group D Shares, the represented value shall be determined based upon the following specifications: $1 U.S. for each Preference C share; $10 U.S. for each Preference CC share; $1 U.S. for each Preference CC1 share; $100 U.S. for each Preference D share; $1,000 U.S. for each Preference DD share;


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PART TWO:

COMPANY NAME: Industrial Development Bank of Israel Ltd.
COMPANY ADDRESS: (for delivery and
                 mailing of written ballots): 82 Menachem Begin Rd.,
                                              Tel Aviv 61200, Israel.
COMPANY NUMBER: 520021924.
MEETING DATE: November 6, 2008
MEETING TYPE: Shareholder Class Meetings.
RECORD DATE: October 2, 2008

SHAREHOLDER DETAILS:
Shareholder Name: ___________________
ID No. ______________________________
If the shareholder does not have an Israeli ID-
Passport No.:________________________
Country of Issue: ___________________
Date of Expiry: _____________________
If the shareholder is a corporation -
Corporation No.:_____________________
Country of Incorporation: ___________

THE VOTE:

---------------------------------------------- ------------- ------------------ ---------------------- ---------------------------
                                                                                                          Do you have a Personal
                                                                                                             Interest in the
                                                              Number of Shares          Vote(3)                Decision?(4)
                                                  Type of       Owned by the    ---------------------- ---------------------------
Subject on the Agenda                             Shares         Shareholder    For  Against  Abstain       Yes*          No
---------------------------------------------- ------------- ------------------ ---- -------- -------- ------------- -------------
Approval of the Arrangement Plan between the   D
Bank and its Shareholders according to
Section 350 of the Companies Law, attached     ------------- ------------------ ---- -------- -------- ------------- -------------
as Appendix A to an Immediate Report issued    DD
by the Bank on September 25, 2008, in
accordance with the terms detailed therein,
including the trust agreement attached as
Appendix B to said Report.
---------------------------------------------- ------------- ------------------ ---- -------- -------- ------------- -------------

* Please specify below the nature of your personal interest, if you marked that you have a personal interest in the matter. To be clear, a personal interest shall be considered any additional interest exceeding the mere interest any Bank shareholder may have, deriving from the monies to be received under the Arrangement Plan:

________________________________________________________________________________

________________________________________________________________________________

_____________________                                 _______________________
        Date                                           Shareholder Signature

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(3)  Failure to mark shall be considered as an "abstain" vote on the subject in question.

(4) The vote of any shareholder marking "Yes" or failing to fill this column shall not be counted.